FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number: 000-31215

MIND C.T.I. LTD.

(Translation of Registrant's Name into English)

Industrial Park, Building 7, P.O.Box 144, Yoqneam 20692, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

INCORPORATION BY REFERENCE

This Report on Form 6-K is hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form S-8, Registration No. 333-117054; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-100804; and (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-54632.

CONTENTS

This report on Form 6-K of the registrant consists of the following Exhibit, which are attached hereto and incorporated by reference herein:
MIND CTI Announces Record Date and Payment Date of Cash Dividend of 80 Cents per Share; TASE Delisting Date Announced .. Dated November 22, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22, 2009

MIND C.T.I. LTD.
By Order of the Board of Directors, /s/ Monica Eisinger =================== Title: Monica Eisinger Chairperson of the Board of Directors, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.	Press Release: MIND CTI Announces Record Date and Payment Date of Cash Dividend of 80 Cents per Share; TASE Delisting Date Announced

Exhibit 1

MIND CTI Announces Record Date and Payment Date of Cash Dividend of 80 Cents per Share
TASE Delisting Date Announced.

Yoqneam, Israel, November 22, 2009 -MIND C.T.I. LTD. (NasdaqGM:MNDO), a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call management) solutions, today announced the record date and payment date of the previously announced cash dividend.

As previously announced, on September 9, 2009, the Board of Directors resolved that the Company should seek the court approval formally required in order to enable the distribution of a cash dividend in the amount of $0.80 per share. Under Israeli law, a company with insufficient retained earnings is required to obtain approval from the court for such a distribution. Following today's receipt of approval from the District Court of Haifa, the record date for the dividend will be December 7, 2009 and the payment date will be December 21, 2009. Tax will be withheld at a rate of 20%.

MIND also announced today that on November 16, 2009 it received approval from the Tel Aviv Stock Exchange (TASE) for the previously announced voluntary delisting of its ordinary shares from trading on the TASE. The last day for trading in its ordinary shares on the TASE will be February 4, 2010 and the delisting will take place on February 7, 2010.

MIND shares will continue to be listed on NASDAQ Global Market. The Company will continue to make public reports in accordance with the rules and regulations of NASDAQ and the U.S. Securities and Exchange Commission.

About MIND
MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call management) solutions. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, VoIP and Quad-play carriers in more than 40 countries around the world.

A global company, with over ten years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, UK, Romania and Israel.

For more information, visit MIND at: www.mindcti.com. The financial results can be found in the Investors section and in our Form 6-K as well.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com